EXHIBIT 4-C

second AMENDMENT TO CREDIT AGREEMENT

THIS SECOND AMENDMENT TO CREDIT AGREEMENT (this “Agreement”) is made and entered into as of March 27, 2017, by and among SHOE CARNIVAL, INC., an Indiana corporation (the “Borrower”), the Banks (as defined herein) party hereto, and WELLS FARGO BANK, N.A., a national banking association, as successor-by-merger to Wachovia Bank, National Association (together with its successors and assigns, the “Agent”), as Agent on behalf of itself and the Banks.

W I T N E S S E T H :

WHEREAS, Borrower, the financial institutions from time to time party thereto (the “Banks”), and Agent have executed and delivered that certain Credit Agreement dated as of January 20, 2010, as amended by that certain First Amendment to Credit Agreement dated as of April 10, 2013 (and as the same may have been further amended, restated, supplemented, or otherwise modified from time to time before the date hereof, the “Credit Agreement”); and

WHEREAS, the Borrower has requested that the Agent and the Banks party hereto amend certain provisions of the Credit Agreement as set forth herein, and the Agent and the Banks party hereto have agreed to such amendments, subject to the terms and conditions hereof.

NOW, THEREFORE, for and in consideration of the above premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties hereto hereby covenant and agree as follows:

SECTION 1.   Definitions. Unless otherwise specifically defined herein, each term used herein (and in the recitals above) which is defined in the Credit Agreement shall have the meaning assigned to such term in the Credit Agreement. Each reference to “hereof,” “hereunder,” “herein,” and “hereby” and each other similar reference and each reference to “this Agreement” and each other similar reference contained in the Credit Agreement shall from and after the date hereof refer to the Credit Agreement as amended hereby.

SECTION 2.   Amendments to Credit Agreement.

(a)             The definition of “Borrowing Base” in Section 1.1 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

“Borrowing Base” shall mean:

(a) at all times before the Commitments are increased by any amount in accordance with Section 2.12, an amount equal to the Commitments; and

(b) at all other times, an amount equal to 50% of the value (determined at the lower of cost, excluding any capitalized overhead cost allocated to any such inventory, or market) of Eligible Inventory.

At all times contemplated in the immediately preceding clause (b), the Borrowing Base at any time (absent manifest error) shall be the Borrowing Base shown in the most recently delivered Borrowing Base Certificate and such Borrowing Base shall be and remain the Borrowing Base until the next Borrowing Base Certificate is required to be delivered to Agent, at which time the Borrowing Base shall be the amount shown in such subsequent Borrowing Base Certificate.

(b)            The definition of “Change of Control” in Section 1.1 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

“Change of Control” shall mean the occurrence of either of the following circumstances: (a) any “Person” or “Group” (within the meaning of Sections 13(d) and 14(d) under the Securities Exchange Act of 1934) is or shall (i) be the “beneficial owner” (as so defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act) of more than 50% (determined on a fully diluted basis) of the voting interest in Borrower’s Equity Interests or (ii) have obtained the power (whether or not exercised) to elect a majority of Borrower’s directors or (b) Borrower’s board of directors shall cease to consist of a majority of (i) directors who were directors on the Effective Date and (ii) directors whose nomination to become a director was approved by a majority of the board of directors.

(c)             The definition of “LIBOR” in Section 1.1 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

“LIBOR” shall mean, for any applicable Interest Period with respect to any LIBOR Loan, the rate per annum as published by ICE Benchmark Administration Limited (or any successor page or other commercially available source as the Agent may designate from time to time) as of 11:00 a.m., London time, two Business Days prior to the commencement of the requested Interest Period, for a term, and in an amount, comparable to the Interest Period and the amount of the LIBOR Loan requested (whether as an initial LIBOR Loan or as a continuation of a LIBOR Loan or as a conversion of a Prime Loan to a LIBOR Loan) by Borrower in accordance with this Agreement (and, if any such published rate is below zero, then the rate shall be deemed to be zero). Each determination of LIBOR shall be made by the Agent and shall be conclusive in the absence of manifest error.

(d)            The definition of “LIBOR Margin” in Section 2.5(b) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

“LIBOR Margin” shall mean (a) at any time of determination prior to the Second Amendment Effective Date, the percentage determined by reference to the table in this Section 5.2(b) as in effect prior to the Second Amendment Effective Date and (b) at any time of determination on and after the Second Amendment Effective Date, the percentage determined by reference to the following table as adjusted on a quarterly basis simultaneously with the delivery of the Compliance Certificate required by Section 5.1(a)(iii) for any fiscal quarter and based on the ratio of Funded Debt to EBITDA determined as of the last day of the immediately preceding fiscal quarter for the four fiscal quarters then ending:

Level	Funded Debt to EBITDA	LIBOR Margin
1	Greater than 1.50 to 1.00	2.50%
2	Greater than or equal to 1.00 to 1.00 but less than or equal to 1.50 to 1.00	1.75%
3	Less than 1.00 to 1.00	1.25%

(e)             The definition of “Obligations” in Section 1.1 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

“Obligations” shall mean (a) any and all indebtedness, liabilities and obligations of Borrower and the Guarantors to Agent or any of the Banks under the Notes, Letters of Credit, this Agreement, or any of the other Loan Documents, now or hereafter executed and delivered by Borrower or any Guarantor to Agent or any of the Banks, including without limitation, all principal of the Loans, all Letter of Credit Obligations and other obligations of the Borrower and Guarantors with respect to Letters of Credit, interest, expenses, fees, and other sums payable by Borrower or Guarantor under this Agreement or the other Loan Documents (including any interest on pre-petition Obligations accruing after the commencement of any Insolvency Proceeding by or against Borrower or any Guarantor, whether or not allowable in such Insolvency Proceeding) and (b) all Bank Product Obligations, in each of the foregoing cases, whether now existing or hereafter arising, absolute or contingent, joint and/or several, secured or unsecured, direct or indirect, expressed or implied in law, contractual or tortious, liquidated or unliquidated, at law or in equity, or otherwise, and whether created directly or acquired by such Bank by assignment or otherwise, and any and all indemnities arising thereunder and all costs of collection and/or Attorneys’ Fees incurred or to be incurred in connection therewith; provided that, any of the foregoing to the contrary notwithstanding, the Obligations shall not include any Excluded Swap Obligation.

(f)             The definition of “Permitted Distribution Conditions” in Section 1.1 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

“Permitted Distribution Conditions” shall mean, with respect to any Distribution, that (a) such Distribution is lawful; and (b) both immediately before and immediately after giving effect to such Distribution, no Default or Event of Default exists.

(g)            The definition of “Prime Rate” in Section 1.1 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

“Prime Rate” shall mean the greater of (a) the rate of interest announced, from time to time, by Agent at its principal office in San Francisco as its “prime rate”, with the understanding that the “prime rate” is one of Agent’s base rates (not necessarily the lowest of such rates) and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto and is evidenced by the recording thereof after its announcement in such internal publications as Agent may designate (and, if any such announced rate is below zero, then the rate determined pursuant to this clause (a) shall be deemed to be zero) and (b) the Federal Funds Rate in effect on such day plus 1/2%.

(h)            The definition of “Term” in Section 1.1 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

“Term” shall mean the period from the Effective Date up to and including March 27, 2022, except that (a) all, but not less than all, of the Banks may, in their sole discretion, extend such Term for additional one year periods by notifying Borrower of each such extension at least twelve (12) months prior to the expiration of the then current Term and of their intention to extend the Term by an additional year; (b) Agent may terminate the Banks’ obligations hereunder at any time prior to stated maturity date or any extension thereof pursuant to Article 6 herein; and (c) Borrower may terminate the facility as provided in Section 2.7.

(i)              The following new definitions are added to Section 1.1 of the Credit Agreement in appropriate alphabetical order:

“Anti-Corruption Laws” means the FCPA, the U.K. Bribery Act of 2010, as amended, and all other applicable laws and regulations or ordinances concerning or relating to bribery, money laundering or corruption in any jurisdiction in which any Obligor or any of its Subsidiaries or Related Parties is located or is doing business.

“Anti-Money Laundering Laws” means the applicable laws or regulations in any jurisdiction in which any Obligor or any of its Subsidiaries or Related Parties is located or is doing business that relates to money laundering, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Excluded Swap Obligation” means, with respect to any Obligor, any Swap Obligation if, and to the extent that, all or a portion of the guaranty of such Obligor of, or the grant by such Obligor of a security interest to secure, such Swap Obligation (or any guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Obligor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guaranty of such Obligor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guaranty or security interest is or becomes illegal.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, county, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supra-national bodies such as the European Union or the European Central Bank).

“Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, or (d) a Person resident in or determined to be resident in a country, in each case of clauses (a) through (d) that is a target of Sanctions, including a target of any country sanctions program administered and enforced by OFAC.

“Sanctioned Person” means, at any time (a) any Person named on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, OFAC’s consolidated Non-SDN list or any other Sanctions-related list maintained by any relevant Sanctions authority, (b) a Person or legal entity that is a target of Sanctions, (c) any Person operating, organized or resident in a country that is a Sanctioned Entity, or (d) any Person directly or indirectly owned or controlled (individually or in the aggregate) by or acting on behalf of any such Person or Persons described in clauses (a) through (c) above.

“Sanctions” means individually and collectively, respectively, any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes anti-terrorism laws and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to time by: (a) the United States of America, including those administered by the Office of Foreign Assets Control (OFAC) of the U.S. Department of Treasury, the U.S. Department of State, the U.S. Department of Commerce, or through any existing or future executive order, (b) the United Nations Security Council, (c) the European Union or any European Union member state, (d) Her Majesty’s Treasury of the United Kingdom, or (d) any other Governmental Authority with jurisdiction over Agent, any Bank, or any Obligor or any of their respective Subsidiaries or Related Parties.

“Second Amendment Effective Date” shall mean March 27, 2017.

“Second Amendment” means that certain Second Amendment to Credit Agreement dated as of the Second Amendment Effective Date by and among Borrower, Banks, and Agent (and consented to by the Guarantors).

“Swap Obligation” means, with respect to any Obligor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

(j)              Section 2.2.A(b) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(b)       A Notice of Borrowing shall not be required in connection with a Prime Loan made in substitution of, or in replacement of, any LIBOR Loan pursuant to Article 7. Subject to Section 9.1, any Notice of Borrowing for a LIBOR Loan or a Prime Loan may be delivered through Agent’s electronic platform or portal. A Notice of Borrowing shall not be revocable by Borrower. Upon receipt of a Notice of Borrowing, Agent shall promptly notify each Bank of the contents thereof and of such Bank’s Pro Rata Share of such Revolving Loan. All Borrowing requests which are not made on-line via Agent’s electronic platform or portal shall be subject to (and unless Agent elects otherwise in the exercise of its sole discretion, such Borrowings shall not be made until the completion of) Agent’s authentication process (with results satisfactory to Agent) prior to the funding of any such requested Revolving Loan.

(k)            Section 2.2.A(g) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(g)       In the event that a Bank (i) has, or has a direct or indirect parent company that has, (A) become the subject of any Insolvency Proceeding, (B) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (C) become the subject of a Bail-in Action; or (ii) for any reason fails or refuses to fund its portion of a Revolving Loan in violation of this Agreement or make payment of any amount such Bank is required to pay to Agent under Section 2.13 with respect to Letters of Credit, Agent under Section 2.2.C, or Agent under any other applicable term hereof or the other Loan Documents (each such Bank, a “Defaulting Bank”), then, until such time as such Defaulting Bank has funded its portion of such Revolving Loan or other amount, or all other Banks, and Agent, as applicable, have received payment in full (whether by repayment or prepayment) of the principal and interest due in respect of such Borrowing or amount; provided, that a Bank shall not be a Defaulting Bank solely by virtue of the ownership or acquisition of any equity interest in that Bank or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Bank with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Bank (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Bank.

(l)              Section 2.2.C(b) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(b)       Procedure for Swingline Borrowing; Etc. (i) Borrower shall give Agent written notice of each Swingline Borrowing (“Notice of Swingline Borrowing”) prior to 2:00 p.m. on the requested date of each Swingline Borrowing; provided, however, that, subject to Section 9.1, any Notice of Swingline Borrowing may be through Agent’s electronic platform or portal. All Swingline Borrowings shall be in a minimum amount of $100,000 or more with any greater amount being in $100,000 increments. Each Notice of Swingline Borrowing shall be irrevocable and shall specify (A) the principal amount of such Swingline Loan, (B) the date of such Swingline Loan (which shall be a Domestic Business Day), and (C) the deposit account of Borrower to which the proceeds of such Swingline Loan should be credited. Agent will make the proceeds of each Swingline Loan available to Borrower in U.S. dollars in immediately available funds at the account specified by Borrower in the applicable Notice of Swingline Borrowing not later than 5:00 p.m. on the requested date of such Swingline Loan. All Swingline Loans shall be Prime Loans. All Borrowing requests which are not made on-line via Agent’s electronic platform or portal shall be subject to (and unless Agent elects otherwise in the exercise of its sole discretion, such Borrowings shall not be made until the completion of) Agent’s authentication process (with results satisfactory to Agent) prior to the funding of any such requested Swingline Loan

(m)          The second sentence in Section 2.6 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(a)        Prior to the Second Amendment Effective Date, the unused fee shall be calculated for each day based on the percentage per annum applicable to such day determined by reference to the table in this Section 2.6 as in effect prior to the Second Amendment Effective Date (as adjusted on a quarterly basis simultaneously with the delivery of the Compliance Certificate required by Section 5.1(a)(iii) for any fiscal quarter based on the ratio of Funded Debt to EBITDA determined as of the last day of the immediately preceding fiscal quarter for the four fiscal quarters then ending), multiplied by the amount by which the Commitment exceeded the Working Capital Obligations on such day and (b) on and after the Second Amendment Effective Date, the unused fee shall be calculated for each day based on the percentage per annum applicable to such day determined by reference to the following table (as adjusted on a quarterly basis simultaneously with the delivery of the Compliance Certificate required by Section 5.1(a)(iii) for any fiscal quarter based on the ratio of Funded Debt to EBITDA determined as of the last day of the immediately preceding fiscal quarter for the four fiscal quarters then ending), multiplied by the amount by which the Commitment exceeded the Working Capital Obligations on such day:

Level	Funded Debt to EBITDA	Unused Fee
1	Greater than 1.50 to 1.00	0.35%
2	Greater than or equal to 1.00 to 1.00 but less than or equal to 1.50 to 1.00	0.25%
3	Less than 1.00 to 1.00	0.20%

(n)            Section 2.12 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

SECTION 2.12 Accordion Feature. The Commitments may be increased from time to time by up to an additional $50,000,000, without the consent of any Bank; provided that (a) no Bank shall be required to increase its respective Commitment, (b) Agent, Borrower, and each Person making any such new Commitment shall execute and deliver to Agent an acceptance agreement in form and substance satisfactory to Agent setting forth, among other things, the new Commitment of such Person, such Person’s Pro Rata Share of the Commitments, and certain representations and warranties of Borrower and such Person, (c) no Default or Event of Default shall then be in existence, (d) all other terms and conditions related to the increased commitment shall be satisfactory to Agent in its discretion, (e) after giving effect to such increase, the Working Capital Obligations shall not exceed the lesser of the Commitments and the Borrowing Base, and (f) no such increase shall be in an amount of less than $25,000,000. Upon any agreement to increase the Commitments as contemplated by this Section 2.12, Borrower agrees to (i) execute any and all documents required by Agent in connection therewith and (ii) reimburse Agent and the Banks for any and all costs and expenses as which may be occasioned on account of the reallocation of any Loans among the Banks based on their new Pro Rata Shares (including, without limitation, any amounts payable under Section 2.10). Borrower shall not be required to pay any arranging or similar fees on account of its exercise of its rights under this Section 2.12, except to the extent Agent and Borrower have otherwise expressly agreed in writing to the payment of such fees.

(o)            Section 4.1(t) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(t)        OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws. None of any Obligor nor any of its Subsidiaries is in violation of any Sanctions. None of any Obligor nor any of its Subsidiaries nor, to the knowledge of such Obligor, any director, officer, employee, agent or Related Parties of such Obligor or such Subsidiary (a) is a Sanctioned Person or a Sanctioned Entity, (b) has any assets located in Sanctioned Entities, or (c) derives revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. Each of the Obligors and its Subsidiaries has implemented and maintains in effect policies and procedures designed to ensure compliance by the Obligors and their Subsidiaries and their respective directors, officers, employees, agents and Related Parties with all Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. Each of the Obligors and its Subsidiaries, and to the knowledge of each such Obligor, each director, officer, employee, agent and Related Party of each such Obligor and each such Subsidiary, is in compliance with all Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws in all material respects. No proceeds of any Loan made or Letter of Credit issued hereunder will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity, or otherwise used in any manner that would result in a violation of any applicable Sanction, any Anti-Corruption Law or any Anti-Money Laundering Law by any Person (including any Bank, Bank Product Provider, or other individual or entity participating in any transaction).

(p)            Section 5.1(a)(iv) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(iv)       As soon as available and in any event within 20 days after the end of each fiscal quarter, a Borrowing Base Certificate, dated as of the end of such fiscal quarter, in the form of Exhibit E attached hereto (each a “Borrowing Base Certificate”), all certified (subject to normal year-end adjustments) as to fairness of presentation, generally accepted accounting principles, and consistency by the president, chief financial officer, or principal accounting officer of Borrower; provided, Borrower shall not be required to deliver a Borrowing Base Certificate in accordance with this clause (iv) until the Commitments are increased by any amount in accordance with Section 2.12;

(q)            Section 5.1(e)(i) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(i)       Have, as of the end of each fiscal quarter, Net Worth of not less than $250,000,000.

(r)              Section 5.1 of the Credit Agreement is amended to add the following new clause (m):

(m)        OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws. Each Obligor will, and will cause each of its Subsidiaries to comply with all applicable Sanctions. Each of the Obligors and its Subsidiaries shall implement and maintain in effect policies and procedures designed to ensure compliance by the Obligors and their Subsidiaries and their respective directors, officers, employees, agents and Related Parties with all Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. Each of the Obligors shall and shall cause their respective Subsidiaries to comply with all Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws in all material respects.

(s)             Section 5.2(d)(iii) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(iii)       Borrower may, and may permit its Subsidiaries which are Obligors to, make acquisitions of any Persons or their assets during any 12-month period during the Term of this Agreement which in the aggregate do not exceed $10,000,000, provided that after giving effect to any such acquisition, Borrower shall be in compliance with all of the provisions of this Agreement.

(t)              Section 5.2(e) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(e)       Stock Redemptions and Distributions. No Subsidiary shall make any Distribution except to Borrower or to a Subsidiary wholly owned by Borrower. With respect to its common Equity Interests, Borrower will not declare or make any Distribution to its shareholders (excluding any stock split or stock dividend) except, so long as the Permitted Distribution Conditions are satisfied before and immediately after giving effect to such proposed Distributions, Borrower may declare and make the following Distributions:

(i)       Distributions in the form of cash dividends, so long as the aggregate amount of such cash dividends made in any fiscal year does not exceed $10,000,000; and

(ii)       Distributions in the form of redemptions of Equity Interests made solely with Borrower’s cash on hand so long as before and immediately after such Distributions there are no Revolving Loans outstanding.

(u)            Section 5.3 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

SECTION 5.3 Use of Proceeds. Borrower agrees (a) that none of the proceeds of any Loan or Letter of Credit will be used, directly or indirectly, to make any payments to a Sanctioned Entity or a Sanctioned Person, to fund any investments, loans or contributions in, or otherwise make such proceeds available to, a Sanctioned Entity or a Sanctioned Person, to fund any operations, activities or business of a Sanctioned Entity or a Sanctioned Person, or in any other manner that would result in a violation of Sanctions by any Person, and (b) that no part of the proceeds of any Loan or Letter of Credit will be used, directly or indirectly, in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Sanctions, Anti-Corruption Laws or Anti-Money Laundering Laws, and (c) except as permitted in Section 5.2(e) herein, Borrower will not engage principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, as amended from time to time.

(v)            Section 9.1(b)(i) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(i)       Loan Mechanics. Borrower authorizes Agent and the Banks to extend, convert, or continue Loans, issue Letters of Credit, effect selections of interest rates, and transfer funds to or on behalf of Borrower based on instructions sent through Agent’s electronic platform or portal in accordance with Sections 2.2.A(b) and 2.2.C(b) of this Agreement.

(w)          The following new Section 9.18 is added to the Credit Agreement:

SECTION 9.18 Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)                         the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)                         the effects of any Bail-in Action on any such liability, including, if applicable:

(i)                           a reduction in full or in part or cancellation of any such liability;

(ii)                         a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)                        the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

(x)            Exhibit D to the Credit Agreement is amended and restated in the form of Exhibit D attached hereto.

SECTION 3.   Conditions Precedent. This Agreement shall become effective only upon satisfaction of the following conditions precedent:

(a)                execution and delivery of this Agreement by Borrower, Agent, and each of the Banks;

(b)               execution and delivery of the Consent, Reaffirmation, and Agreement of the Guarantors at the end hereof by each of the Guarantors;

(c)                execution and delivery of the Florida Out-of-State Affidavit in the form of Exhibit A, attached hereto and made a part hereof, by the Borrower;

(d)               Agent shall have received all documents it may reasonably request relating to the existence of each of Borrower and the Guarantors (including without limitation certified copies of the Articles of Incorporation and Bylaws, and any amendments thereto), the corporate authority for and the validity of the Loan Documents (as amended by this Agreement) (including without limitation certified copies of corporate resolutions of the Board of Directors of Borrower and the Guarantors and incumbency certificates), and any other matters relevant hereto, all in form and substance satisfactory to Agent and each of the Banks;

(e)                there shall not have occurred a material adverse change since January 30, 2016, in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of Borrower and its Subsidiaries taken as a whole or in the facts and information regarding such entities as represented to date;

(f)                there shall not have occurred any action, suit, investigation, or proceeding pending or threatened in any court or before any arbitrator or governmental authority that purports to materially and adversely affect (i) Borrower or any of its Subsidiaries, taken as a whole, (ii) any transaction contemplated hereby, or (iii) the ability of Borrower or any of its Subsidiaries or any other Obligor under any Guarantee to perform its respective obligations under the Loan Documents (as amended hereby); and

(g)               Borrower shall have paid (or the Agent shall be satisfied with the arrangements made for the payment of) (i) an upfront fee to each of the Banks in an amount equal to 0.20% of each such Bank’s Commitment on the date hereof (and after giving effect hereto) and (ii) all other costs, fees, and expense owed by Borrower to the Banks and Agent as of the date hereof (with the Borrower hereby authorizing the Agent to debit its applicable deposit account maintained with the Agent and to apply the proceeds thereof to the payment of the foregoing items).

SECTION 4.   Miscellaneous Terms.

(a)             Effect of Agreement. Except as set forth expressly hereinabove, all terms of the Credit Agreement and the other Loan Documents shall be and remain in full force and effect, and shall constitute the legal, valid, binding, and enforceable obligations of Borrower. Except to the extent otherwise expressly set forth herein, the amendments set forth herein shall have prospective application only from and after the date of this Agreement.

(b)            No Novation or Mutual Departure. Borrower expressly acknowledges and agrees that (i) there has not been, and this Agreement does not constitute or establish, a novation with respect to the Credit Agreement or any of the other Loan Documents, or a mutual departure from the strict terms, provisions, and conditions thereof, other than with respect to the amendments contained in Section 2 above; (ii) nothing in this Agreement shall affect or limit Agent’s and Banks’ right to demand payment of liabilities owing from Borrower to Agent and Banks under, or to demand strict performance of, the terms, provisions, and conditions of the Credit Agreement and the other Loan Documents, to exercise any and all rights, powers, and remedies under the Credit Agreement or the other Loan Documents or at law or in equity, or to do any and all of the foregoing, immediately at any time after the occurrence and continuance of a Default or an Event of Default under the Credit Agreement or the other Loan Documents; and (iii) the amendments in Section 2 above shall not apply to any other past, present, or future noncompliance with any provision of the Credit Agreement or any of the other Loan Documents and do not constitute any course of dealing between Agent, Banks, and Borrower.

(c)             Ratification. Borrower (i) hereby restates, ratifies, and reaffirms each and every term, covenant, and condition set forth in the Credit Agreement and the other Loan Documents to which it is a party effective as of the date hereof and (ii) restates and renews each and every representation and warranty heretofore made by it in the Credit Agreement and the other Loan Documents as fully as if made on the date hereof and with specific reference to this Agreement and any other Loan Documents executed or delivered in connection herewith (except with respect to representations and warranties made as of an expressed date, in which case such representations and warranties shall be true and correct as of such date).

(d)            No Default. To induce Agent and the Banks a party hereto to enter into this Agreement and to continue to make advances pursuant to the Credit Agreement (subject to the terms and conditions hereof and thereof), Borrower hereby acknowledges and agrees that, as of the date hereof, and after giving effect to the terms hereof, there exists (i) no Default or Event of Default and (ii) no right of offset, defense, counterclaim, claim, or objection in favor of Borrower or arising out of or with respect to any of the Loans or other obligations of Borrower owed to the Agent and the Banks under the Credit Agreement or any other Loan Document.

(e)             Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same instrument. This Agreement may be executed by each party on separate copies, which copies, when combined so as to include the signatures of all parties, shall constitute a single counterpart of the Agreement.

(f)             Fax or Other Transmission. Delivery by one or more parties hereto of an executed counterpart of this Agreement via facsimile, telecopy, or other electronic method of transmission pursuant to which the signature of such party can be seen (including, without limitation, Adobe Corporation’s Portable Document Format) shall have the same force and effect as the delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by facsimile or other electronic method of transmission shall also deliver an original executed counterpart, but the failure to do so shall not affect the validity, enforceability, or binding effect of this Agreement.

(g)            Section References. Section titles and references used in this Agreement shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreements among the parties hereto evidenced hereby.

(h)            Further Assurances. Borrower agrees to take, at Borrower’s expense, such further actions as Agent shall reasonably request from time to time to evidence the amendments set forth herein and the transactions contemplated hereby.

(i)              Severability. Any provision of this Agreement which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

(j)              Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the internal laws of the State of New York but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of New York.

[SIGNATURES ON FOLLOWING PAGES.]

IN WITNESS WHEREOF, each of the Borrower, the Agent, and the Banks a party hereto has caused this Agreement to be duly executed by its duly authorized officer as of the day and year first above written.

BORROWER:
SHOE CARNIVAL, INC.,
an Indiana corporation

By:	/s/ W. Kerry Jackson

Name:	W. Kerry Jackson

Title:	SEVP – COO & CFO

AGENT AND BANKS:

WELLS FARGO BANK, N.A., as successor-by-merger to Wachovia Bank, National Association, as Agent and a Bank

By:	/s/ Andrew T. Cavallari

Name:	Andrew T. Cavallari

Title:	VP

FIFTH THIRD BANK, as a Bank

By:	/s/ Kelvin Canaday

Name:	Kelvin Canaday

Title:	AVP

CONSENT, REAFFIRMATION, AND AGREEMENT OF GUARANTORS

Each of the undersigned (i) acknowledges receipt of the foregoing Second Amendment to Credit Agreement (the “Agreement”), (ii) consents to the execution and delivery of the Agreement by the parties thereto, and (iii) reaffirms all of its respective obligations and covenants under that certain Subsidiary Guaranty dated as of January 20, 2010 (as amended, restated, supplemented, or otherwise modified from time to time) and, in each case, agrees that none of its respective obligations and covenants thereunder shall be reduced or limited by the execution and delivery of the Agreement.

This Consent, Reaffirmation, and Agreement of Guarantors (this “Consent”) may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same instrument. This Consent may be executed by each party on separate copies, which copies, when combined so as to include the signatures of all parties, shall constitute a single counterpart of the Consent.

Dated: March 27, 2017.

SCLC, INC., a Delaware corporation

By:	/s/ Darryl E. Smith

Name:	Darryl E. Smith

Title:	Treasurer & Secretary

SCHC, INC., a Delaware corporation

By:	/s/ John J. Koach

Name:	John J. Koach
Title:	President

EXHIBIT A

form of Florida Out-of-State Affidavit of BORROWER

[SEE ATTACHED]

Florida Out-of-State Affidavit of BORROWER

STATE OF INDIANA

COUNTY OF VANDERBURGH

I, W. Kerry Jackson, after being duly sworn, depose and say:

(1)       I am the SEVP – COO & CFO of Shoe Carnival, Inc., an Indiana corporation (the “Borrower”).

(2)       On the date hereof, I, on behalf of the Borrower and with full authorization, executed that certain Second Amendment to Credit Agreement (the “Amendment”) to be dated on or about the date hereof, by and among the Borrower, the financial institutions party thereto, and Wells Fargo Bank, N.A., as successor-by-merger to Wachovia Bank, National Association (together with its successors and assigns, the “Agent”), in Evansville, Indiana.

(3)       On the date hereof, I, on behalf of Borrower, caused the Amendment to be delivered to Timothy W. Bratcher, Esq., via overnight courier (to Greenberg Traurig, LLP, 3333 Piedmont Road, NE, Suite 2500, Atlanta, GA 30305, Attn: Timothy Bratcher), in Atlanta, Georgia.

(4)       This Affidavit is made for the benefit of Agent for compliance with the laws of the State of Florida relating to documentary stamp taxes.

[CONTINUED ON FOLLOWING PAGE]

2.

FURTHER AFFIANT SAYETH NOT:
Signature of Borrower:

shoe Carnival, Inc.
Dated: March 27, 2017
By:	/s/ W. Kerry Jackson

Name:	W. Kerry Jackson

Title:	SEVP – COO & CFO

The foregoing affidavit was sworn to before me this 27 day of March, 2017, at Evansville, Indiana.

/s/ Kelly Koch

Notary Public, State of Indiana

My commission expires: April 17, 2022